September 23, 2025

VIA EDGAR

Ms. Soo Im-Tang

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust (File Nos. 333-180870 and 811-22698)

- KraneShares Wahed Short-Term Alternative Income Index ETF

Dear Ms. Im-Tang:

This letter responds to your comments, discussed in our telephone conversations on July 15, 2025 and September 18, 2025, regarding your review of Post-Effective Amendment No. 434 to the registration statement on Form N-1A for KraneShares Trust (the “Registrant”) on behalf of KraneShares Wahed Short-Term Alternative Income Index ETF (the “Fund”), a series of the Registrant. Each of your comments is repeated below, followed by the Registrant’s response. Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in the Registration Statement. Any changes made in response to the Staff’s comments, as set forth below, including certain other non-material clarifying and conforming changes, will be filed in a post-effective amendment to the Registration Statement.

1.	Please provide the Fund’s ticker symbol.

RESPONSE: The Registrant notes that the Fund’s ticker symbol is KWIN.

2.	Please supplementally explain the term “short-term” in the Fund’s name in the context of the Fund’s strategy or please remove “short-term” from the Fund’s name if the Fund will not invest in fixed income securities since the Staff considers that term to connote duration and an investment in fixed income securities.

RESPONSE: The Registrant has removed the term “Short-Term” from the name of the Fund and notes that the new name of the Fund will be “KraneShares Wahed Alternative Income Index ETF.”

K&L Gates LLP

1601 K Street NW   Washington   DC 20006

T +1 202 778 9000   F +1 202 778 9100   klgates.com

Securities and Exchange Commission

September 23, 2025

3.	The “Principal Investment Strategies” section states, “Under normal circumstances, the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in instruments in its Underlying Index or in instruments that have economic characteristics similar to those in the Underlying Index.” Please consider revising to clarify or add examples of what constitutes “instruments that have economic characteristics similar to those in the Underlying Index” for purposes of this policy.

RESPONSE: The Registrant notes that the Adopting Release for Rule 35d-1 (i.e., the names rule) states that 80% of a fund’s investments needs to be invested in the particular type of investment suggested by its name and indicates that a fund, in appropriate circumstances, could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” In this connection, the Registrant confirms that other instruments would include any investment that provides investment exposure to investments that are part of the 80% policy of the Fund. Accordingly, while the Registrant does not believe any additional disclosure is needed at this time in the prospectus, the Registrant has added disclosure regarding examples of other instruments in the Statement of Additional Information (“SAI”) for the Fund.

4.	The second sentence of the second paragraph of the “Principal Investment Strategies” section includes the term “Shariah-compliant companies.” Please disclose the criteria used to determine Shariah-compliant companies.

RESPONSE: The Registrant has added the following as the third paragraph of the “Principal Investment Strategies” section:

The Underlying Index uses a business activity screen and financial ratio screen to determine if a company is a Shariah-compliant company. The business activity screen excludes companies based on their industry classification, where such classification indicates a company’s primary involvement in non-permissible activities (as described below). The financial ratio screen excludes companies that do not meet a financial leverage ratio requirement.

5.	Please file as an exhibit to the registration statement any license or sublicense agreement to which the Fund, or the Trust on behalf of the Fund, is a party, including any such agreements with the Index Provider.

RESPONSE: The Registrant will file or has incorporated by reference the sublicence agreement as an exhibit to the post-effective amendment to the Registration Statement.

6.	The third paragraph of the “Principal Investment Strategies” section states the following regarding Shariah-compliant investing: “It prohibits investment in companies materially involved in non-permissible activities such as conventional financial services, alcohol, tobacco, gambling, weapons, and certain entertainment industries.” Please disclose the extent of a company’s involvement in a non-permissible activity that would prohibit investment in the company. In addition, please provide examples of conventional financial services.

RESPONSE: The Registrant has deleted the third paragraph of the “Principal Investment Strategies” section and added the following as the fourth paragraph of the “Principal Investment Strategies” section:

Non-permissible activities include companies involved in conventional financial services (e.g., banks, conventional insurance companies and entities primarily engaged in interest-based financing and lending), alcohol, pork-related products, tobacco, gambling and gaming, weapons and arms manufacturing, adult entertainment and media or entertainment sectors generally deemed inconsistent with Islamic values. In addition to the business activity screen discussed above, the Underlying Index also excludes a company from inclusion in the Underlying Index if such company derives 5% or more of total revenue from non-permissible activities, or where, in the Sub-Adviser’s assessment, business practices are inconsistent with Islamic values and ethical principles. The Underlying Index also excludes dividend-paying stocks from inclusion in the Underlying Index.

Securities and Exchange Commission

September 23, 2025

7.	Will the synthetic short positions discussed in the fourth paragraph of the “Principal Investment Strategies” section be held in those same long positions in a 1:1 ratio? If so, please explain how the short exposure will work if and when the Fund uses a representative sampling strategy.

RESPONSE: The Registrant confirms that the synthetic short positions are expected to be held in the same long positions in approximately a 1:1 ratio. The Registrant further notes that while the Fund reserves the right to use a representative sampling strategy to track the Underlying Index, the Fund expects to replicate the Underlying Index.

8.	The fifth paragraph of the “Principal Investment Strategies” section states the following: “The Sub-Adviser will oversee the Shariah compliance of the Underlying Index constituents and methodology by utilizing established Shariah-compliant screening rules.” Please provide additional information regarding these established Shariah-compliant screening rules.

RESPONSE: The Registrant refers the Staff to the response to Comment 4. The Registrant has also revised the second sentence of the sixth paragraph (formerly, fifth paragraph) of the “Principal Investment Strategies” section as follows:

The Sub-Adviser will oversee the Shariah compliance of the Underlying Index constituents and methodology by ~~utilizing established~~ reviewing the Shariah-compliant screening rules described above.

9.	The sixth paragraph of the “Principal Investment Strategies” section states the following: “The Fund may invest up to 20% of its assets in instruments that are not included in the Underlying Index which will be compatible with Shariah investment principles, but that the Fund’s adviser, Krane Funds Advisors, LLC (“Krane” or “Adviser”), believes will help the Fund track the Underlying Index.” Can this 20% of assets include investments in foreign securities? If so, please clarify and include related risk disclosure.

RESPONSE: No change was made in response to this comment. The Registrant does not currently intend to invest in foreign securities with respect to this 20% of its assets.

Securities and Exchange Commission

September 23, 2025

10.	Please disclose the methodology used by the Underlying Index for weighting (e.g., free-float).

RESPONSE: The Registrant has added the following disclosure after the second paragraph of the “Principal Investment Strategies” section:

The Underlying Index’s long positions in U.S. equity securities will be equal-weighted at each rebalancing.

11.	Please provide a copy of the index methodology.

RESPONSE: The Registrant has attached the index methodology as Appendix A.

12.	In the “Principal Risks” section, please consider, if applicable, adding disclosure regarding any risks associated with the experience level of the Index Provider.

RESPONSE: No change was made in response to this comment. The Registrant notes that the following appears in the “Principal Risks” section:

Passive Investment and Index Risk. There is no guarantee that the Underlying Index will create the desired exposure and the Fund is not actively managed. It does not seek to “beat” the Underlying Index or take temporary defensive positions when markets decline. Therefore, the Fund may purchase or hold securities with current or projected underperformance.

There is no guarantee that the methodology the Index Provider uses to identify constituents for the Underlying Index will achieve its intended result or provide an accurate assessment of included constituents. The Underlying Index relies on various sources of information to assess the potential constituents of the Underlying Index, including information that may be based on assumptions or estimates. Neither the Fund nor Krane can offer assurances that the Index Provider’s sources of information are reliable. There can be no guarantee that the methodology underlying the Underlying Index, the Underlying Index construction and computation processes, or the daily calculation of the Underlying Index or its methodology will be free from error or that an error will be identified and/or corrected, which may have an adverse impact on the Fund.

13.	Since the “Principal Risks” section discloses “Small- and Mid-Capitalization Company Risk,” please consider whether disclosure regarding small- and mid-capitalization companies should appear in the “Principal Investment Strategies” section.

RESPONSE: The Registrant has removed “Small- and Mid-Capitalization Company Risk” from the “Principal Risks” section.

Securities and Exchange Commission

September 23, 2025

14.	Please consider whether “Cash Transactions Risk” should be included in the “Principal Risks” section under “ETF Risk.”

RESPONSE: No change was made in response to this comment.

15.	The “Additional Information About the Fund – Additional Information About the Underlying Index” section states the following: “The Index Provider is not affiliated with the Fund or Krane.” Please disclose whether the Index Provider is affiliated with the Sub-Adviser.

RESPONSE: The Registrant has made the requested change.

16.	In the “Investment Limitations” section of the SAI, please confirm that the Fund will not ignore its investments in any underlying investment companies when determining the Fund’s compliance with its industry concentration policy and that the Fund will consider such investments in determining compliance with its industry concentration policy.

RESPONSE: The Registrant believes that it is appropriate to exclude investment companies from the industry concentration policy since the Registrant does not believe that investment companies represent any particular industry. In addition, the Registrant is not aware of any regulatory requirement to consider the holdings of underlying investment companies when determining compliance with its own industry concentration policy.

17.	On September 18, 2025, the Staff reiterates its previous comment asking for confirmation that the Fund will not ignore its investments in any underlying investment companies when determining the Fund’s compliance with its industry concentration policy and that the Fund will consider such investments in determining compliance with its industry concentration policy.

RESPONSE: The Registrant acknowledges the Staff’s comment and refers to its response on Comment 16 above.

*          *          *          *          *

If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9473 or Stacy Fuller at (202) 778-9475.

Regards,

/s/ Franklin Na
Franklin Na

cc:	Jonathan Krane Odette Gafner James Maund Jonathan Shelon Luke Oliver Krane Funds Advisors, LLC Stacy Fuller K&L Gates LLP

Appendix A

Wahed Shariah Alternative Income Index

Index Methodology

Contents

1.	Introduction	3
2.	Description	3
3.	Definitions	4
A.	Terms	4
4.	Index Calculation	6
A.	Calculation of the Index Level	6
5.	Rebalancing and Review	7
6.	Eligibility Criteria & Selection process	8
6.1	Eligibility Criteria Equity Constituents	8
6.2	Selection Process Equity Constituents	8
7.	Consequences of Market Disruptions	9
8.	Consequences of an Index Adjustment Event	10
9.	Corporate Actions & Adjustments	10
10.	Index Dissemination	11
A.	Calculation Frequency	11
B.	Identifiers	11
11.	Index Governance	12
A.	Recalculation	12
B.	Announcement	12
C.	Change in Methodology	12
D.	Index Termination	13
E.	Category of Benchmarks	13
F.	Input Data	13
G.	Discretion and Expert Judgement	13
H.	Limitations to the Determination	13
12.	Supporting Documents	15
13.	Contact Information	15
14.	Versioning	16
15.	Appendix: Option Valuation	17
16.	DISCLAIMERS	18

2

1.	Introduction

This document (the “Methodology”) is to be used as guiding principles for the calculation and maintenance of the Wahed Shariah Alternative Income Index (the “Index”).

This document is published by MerQube1 the Index Sponsor, the Index Administrator and Index Calculation Agent. The Index Administrator is responsible for, among other things, the documentation and oversight of the Methodology. The Index Calculation Agent is responsible for the daily calculation of the Methodology.

The Index Sponsor is responsible for, among other things, the creation and design of the index.

The Methodology and the policies and procedures documents referenced herein contain the guiding principles regarding the calculation of the Index. MerQube does not guarantee the level of the Index at any certain point in time. MerQube endeavors to the best of its ability to ensure the correctness of the calculation.

There is no obligation for MerQube to advise third parties, including investors and/or financial intermediaries, of any errors in the Index.

The publication of the Index by MerQube does not constitute a recommendation for capital investment and does not contain any assurance or opinion of MerQube regarding a possible investment in a financial instrument based on any of the Index.

2.	Description

The Wahed Shariah Alternative Income Index measures the performance of a strategy consisting of long positions in equities and short synthetic forward positions in the same equities. The indices rebalances quarterly, on the third Friday of March, June, September and December.

The Index is calculated in United States Dollars (“USD”).

[1]	For the purposes of the methodology, MerQube Inc, MerQube UK Limited and any subsidiaries and affiliates are collectively referred to as MerQube

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3.	Definitions

A.	Terms

Call Option	means the right to buy a given Underlying Asset at a predetermined price on a specified expiry date.
Disrupted Day	means a day on which a Market Disruption Event has occurred or is continuing;
Disrupted Day	means a day on which a Market Disruption Event has occurred or is continuing;
Exchanges	means the primary exchanges on which each security is traded – NYSE, NASDAQ or CBOE for equity securities and CBOE for option securities.
Force Majeure Event	means an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Index Administrator and that the Index Administrator determines, in its sole discretion, affects an Index, any Index Constituent or the methodology on which the relevant Index is based or the Index Administrator’s ability to calculate and publish the relevant Index;
Index	means the Index specified in Section 9.2
means any of the following:
Index Adjustment Event	i.	a change shall have been made to any of the Index Constituents or there shall have occurred any other event that would make the calculation of any Index impossible or infeasible, technically or otherwise, or that makes an Index non-representative of market prices of the Index Constituents or undermines the objectives of the relevant Index;
	ii.	the level of such Index Constituent has been calculated by reference to data that, in the determination of the Index Administrator, does not reflect the true market trading prices, values or levels of such Index Constituent and/or the related component contract;
	iii.	the imposition or removal of or change in any tax (including without limitation, any excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax) on, or in relation to any Index Constituent or any component thereof, by any government or taxation authority on or after the Index Base Date, if the effect of such imposition, change or removal is to raise or lower the price, value or level at which such Index Constituent or any component thereof trades on the relevant exchange or in the relevant market on any relevant date from what it would have been without that imposition, change or removal; and/or
	iv.	a change in law, such that on or after the Index Base Date (a) due to the adoption or announcement of any change in any applicable law or regulation (including, without limitation, any tax law or limitations on the repatriation of invested capital in the jurisdiction of the underlying), or (b) due to the promulgation of or any change in the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law or regulation (including any action taken by a taxing authority), the Index Administrator determines that the continued administration and distribution of the Index is illegal or a materially different undertaking to administer;
Index Administrator	means MerQube UK Limited.
Index Base Date	means the Index Base Date as defined in Section 9.3;
Index Business Day	means a day on which any of the Exchanges applicable to the Index are scheduled to open for trading for its regular trading session;
Index Calculation Agent	means MerQube;
Index Constituent	means the underlying securities as selected in Section 4.3
Index Currency	means the currency specified in Section 9.3
Index Level	means, in respect of any Index Business Day, the value of the Index determined as set forth under Section 4 below;
Index Sponsor	means MerQube Inc.;

4

means, with respect to an Index, the occurrence of one or more of the following events if, in the discretion of the Index Administrator, such event is material with respect to such Index:
Market Disruption Event	i.	the Index Administrator observes on any Index Business Day that there has been a declaration of a general moratorium in respect of banking activities in any relevant jurisdiction; or
	ii.	the occurrence of an event that makes it impossible or not reasonably practicable on any Index Business Day for the Index Administrator to obtain the value of any Index Constituent, or any other price or necessary information for purposes of calculating the Index Value in a manner acceptable to the Index Administrator; or
	iii.	the administrator of the Index Constituent fails to announce or publish the level of such Index Constituent on an Index Business Day on which the level of such Index Constituent was scheduled to be announced or published; or
	iv.	the occurrence or existence of a lack of, or material decline in, the liquidity in the market for trading of any underlying of an Index Constituent on any Index Business Day; or
	v.	a Force Majeure Event; or
	vi.	any event that disrupts or impairs (as determined by the Index Administrator acting in a reasonable manner) the ability of market participants in general to establish, maintain or unwind transactions in, or obtain market values for, futures, forwards, options, swaps or other over-the-counter derivative transactions indirectly included in and/or that may be used for hedging any Index Constituent; or
	vii.	a suspension, disruption, absence or material limitation imposed on trading by the relevant Exchanges (or related Exchanges(s)) or observed in any related over-the-counter market(s) or otherwise and whether by reason of movements in price exceeding limits permitted by the relevant Exchange(s) or related Exchange(s) or otherwise in the futures, forwards, options, swaps or other over-the-counter derivative transactions indirectly included in and/or that may be used for hedging the Index; or
	viii.	the occurrence or existence of a lack of, or material decline in, the liquidity in the market for trading of any Index Constituent; or
	ix.	any suspension of, or limitation imposed on, trading any Index Constituent, or any tradable instrument, including forwards or options, in respect of an Index Constituent;
Official Closing Price	means:
	i.	for a security, the official closing price published by the relevant Exchange on the Index Business Day
Put Option	means the right to sell a given Underlying Asset at a predetermined price on a specified expiry date.
Rebalancing Day	means, the third Friday of January, April, July and October.
Selection Day	means the last trading day of March, June, September or December.
Share Determination Date	means, the third Friday of January, April, July and October
Three-Month Average Daily	means the average Daily Value Traded for the security for the prior three months. Daily Value Traded is calculated as Volume times Official Close Price.
Value Traded (ADVT)	means the total number of shares traded for a security on a given day the primary exchange of such security
Volume	means the total number of shares traded for a security on a given day the primary exchange of such security.

5

4.	Index Calculation

A.	Calculation of the Index Level

The Index Level on an Index Business Day is calculated in accordance with the following formula:

i.	On the Index Base Date, the Index Level is set equal to 1000;

ii.	On each subsequent Index Business Day:

Where:

Indext	means the Index Level at the close of Business Day t,

Pi,t	means, for a security, the Official Closing Price of security i at the close of Index Business Day t, and for an option a derived price as described in the Calculation of Custom Options section of the MerQube Index Mathematics document.[2]

ISi,t	means the number of index shares (the “Index Shares”) in respect of an security i on Index Business Day t, determined as follows for any day that is not the Index Business Day following a Rebalancing Day:

ISi,t = ISi,t–1 × AFi,t

For Index Business Day t following a Rebalancing Day rd, the Index Shares is determined as:

ISi,t = ISi,rd

The calculation of the Index Shares ISi,rd is provided in Section 5.

The number of Index Shares for an security i are kept constant between Rebalancing Days, except as they may be adjusted for certain corporate actions.

Where:

AFi,t	means the Adjustment Factor of security i to be implemented on Index Business Day t, as described under Corporate Actions as applicable in the MerQube Index Mathematics document for any Index Constituent that is an equity security, and in the MerQube Options Corporate Actions Methodology document for any Index Constituent that is an option. On an Index Business Day t, when no event resulting in a change in a security i occurs the Adjustment Factor for such security i will be 1.

ISi,t-1	means the number of Index Shares of security i in respect of the Index Business Day that is immediately preceding Index Business Day t or, if none, the number of Index Shares of such security i as of the Index Base Date.

Casht,	means the value of the Cash Position at the close of Index Business Day t, which is determined as follows: for any day that is not the Index Business Day following a Rebalancing Day: Casht = Casht–1

For Index Business Day t following a Rebalancing Day rd, the Cash Position is determined as:

Casht = Cashrd

The calculation of the Cash Position Cashrd is provided in Section 5.

[2]	https://merqube.com/governance/policies/Index%20Mathematics.pdf

6

5.	Rebalancing and Review

At each rebalancing the Index will be comprised of the stocks selected as described in Section 5, a short ATM call option and a long ATM put option on each of the 25 stocks. The stock positions are equal weighted, with Index Shares determined as of Shares Determination Date as per the formula below. Each Call option is assigned the same Index Shares as that of the corresponding equity, while each Put Option is assigned -1 times the Index Shares of the corresponding equity.

ISi,rd =	Indexrd × Wi,
Pi,rd

Where:

Indexrd	means the Index Level at the close of Rebalancing Day rd,

Pi,rd	means the Official Closing Price of the equity security i at the close of Rebalancing Day rd. Note that the Index Shares for all constituents whether the equity securities or options on the equity securities are determined based on the price of the relevant equity security.

Wi	means the Weight of equity security i, set equally for each equity security in the Index.

The Cash Position is calculated at each Rebalancing Day rd as follows.

Where:

Indexrd	means the Index Level at the close of Rebalancing Day rd,

Pi,rd	means the Official Closing Price of equity security i at the close of Rebalancing Day rd.

m	means the number of equity securities in the Index at the close of Rebalancing Day rd.

For the purposes of this Section, equity security i refers to the list of securities selected as described in Section 6. Part B on the corresponding Selection Day.

The strike level (“predetermined price”) for the call and put options will be Official Closing Price of the respective equity security i at the close of the Rebalancing Day rd.

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6.	Eligibility Criteria & Selection process

The Index is comprised of long positions in equity securities and, for each equity security in the Index, a short at-the-money (ATM) call and long ATM put.

A.	Eligibility Criteria Equity Constituents

As of each Selection Day, Equity securities must meet the following criteria to be eligible for the index.

Domicile

The company corresponding to the security must be domiciled in the United States.

Security Type

Only common stocks are included. Preferred stocks, ADRs and other equity securities that are not common stocks are excluded.

Exchange Listing

Equity securities must have primary listing on one of the exchange: NYSE, NASDAQ or CBOE.

Shariah Compliance

The equity security must be deemed to be Shariah compliant for inclusion by Wahed Invest LLC.

Length of Listing

Potential new securities must have traded for a minimum of 3 months prior to the Selection Day.

Dividend Payment

Only non-dividend paying securities (stocks) are eligible for the index. Any security (stock) that has paid a dividend over the past 12 months as of the Selection Day or has declared a dividend or return of capital with an ex-date in the next 4 months, is not eligible for selection.

B.	Selection Process Equity Constituents

On each Selection Day, the eligible universe of equities above are sorted in descending order based on their Three-Month Average Daily Value Traded. The top 25 eligible equities are selected. Selection Process Option Constituents

For each of the Equity Constituents described in Section 5.2 a short ATM call option expiring on the next Rebalancing Day and a long ATM Put option expiring on the next Rebalancing Day are also selected in the Index with the strike level (“predetermined price”) of the options determined at the close of the corresponding Rebalancing Day. For the avoidance of doubt, these are Flex Options (see Appendix for Option Evaluation).

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7.	Consequences of Market Disruptions

If, on any Business Day, a Market Disruption Event occurs or is occurring that the Index Administrator determines, in its sole discretion, materially affects the Index, the Index Administrator may, but not limited to:

a.	If the administrator of the disrupted Index Constituent publishes a closing value for the disrupted Index Business Day, to use such closing value to calculate and publish the Index Level for the disrupted Index Business Day; and/or

b.	defer or suspend the calculation and publication of the Index Level and any other information relating to the Index until the next Index Business Day on which such disruption event is not continuing; and/or

c.	make such determinations and/or adjustments in relation to (a) the methodology used to calculate that Index as the Index Administrator considers necessary in order to maintain the objectives of the Index, or (b) the Index Level of the Index as the Index Administrator considers appropriate in order to preserve the underlying objectives of the Index, including but not limited to calculating a substitute level for the Index based on but not restricted to the last published price, level or value of any disrupted Index Constituent and such price, level or value may be zero, where, in the reasonable view of the Index Administrator, this would give an objective and accurate determination; and/or

d.	make any adjustment or determination as it sees fit to the terms of this Index Methodology Handbook or an Index Level in order to take into account the Market Disruption Event; and/or

e.	discontinue supporting the relevant Index or terminate the calculation of the Index Level and the publication of the Index Level for such Index if the Index Administrator determines that the foregoing measures provided in clauses a. through e. above would produce results that are not consistent with the objectives of such Index; and/or

f.	In the event of a Market Disruption Event on Rebalancing Day, the Rebalancing is delayed until the next Index Business Day on which a Market Disruption Event does not occur.

g.	If such Market Disruption Event persists for five consecutive Business Days immediately following the original Business Day on which such Market Disruption Event occurs, then the Index Administrator shall determine what further actions it may reasonably take.

If a Market Disruption occurs on a Selection Day in respect of an Index Constituent (which, for the avoidance of doubt, may include an existing or potential Index Constituent), the data used in the calculation to determine the eligibility of such security for inclusion in the Index will be based on the data as of the first Index Business Day that is not a Disrupted Day for such Index Constituent immediately preceding such Selection Day, provided that, if each of the five preceding Index Business Days is a Disrupted Day for such Index Constituent then such Index Constituent shall be deemed to be ineligible for inclusion in the Index.

9

8.	Consequences of an Index Adjustment Event

If, on any Business Day, an Index Adjustment Event occurs that the Index Administrator determines affects the Index, the Index Administrator may, but not limited to:

a.	make such determinations and/or adjustments as the Index Administrator considers necessary in order to maintain the objectives of such Index, in relation to (a) the methodology used to calculate such Index or (b) the Index Level for such Index; and/or

b.	select, in its sole, good faith discretion, a successor Index Constituent to replace the Index Constituent affected by the Index Adjustment Event; and/or

c.	defer or suspend publication of the Index Level and any other information relating to the relevant Index until it determines that no Index Adjustment Event is continuing; and/or

d.	discontinue supporting such Index or terminate the calculation of the Index Level for such Index, subject to the Index Administrator’s Index Termination policies, if the Index Administrator determines that the foregoing measures provided in clauses a. through d. above are not feasible or would produce results that are not consistent with the objectives of such Index.

9.	Corporate Actions & Adjustments

On any relevant Index Business Day, the Index handles corporate actions for the Index Constituents based on the MerQube Corporation Actions document3 and the MerQube Options Corporate Action document4. Additionally the following index specific treatments are determined as:

a.	Mergers & Acquisition: The security (stock) and options be removed from the Index in case of a Merger & Acquisition event and the proceeds will be held in cash. The removal will take place as of one day before the MerQube Effective date as defined in MerQube Corporation Actions document.

b.	Delisting: The security (stock) and options be removed from the Index in case of a Delisting event and the proceeds will be held in cash. The removal will take place as of one day before the MerQube Effective date as defined in MerQube Corporation Actions document.

c.	Dividends: While dividend paying securities are excluded from selection it is possible that a company announces a dividend post rebalancing with an effective date before the following rebalancing. If this does occur the proceeds of the dividend will be held in cash,

All other events are reflected in the options solely in accordance with the MerQube Options Corporate Action Document4.

[3]	https://merqube.com/files/shared/Corporate_Actions_Methodology.pdf
[4]	https://merqube.com/governance/policies/Options_CorporateActions_newDesign.pdf

10

10.	Index Dissemination

A.	Calculation Frequency

The Index is calculated at the end of the day on each Index Business Day, subject to the Consequences of Market Disruption Events and Index Adjustment Events. The Index Level will be calculated to 12 decimal places and published to 2 decimal places.

B.	Identifiers

See Table 1 for details.

Index Name	Bloomberg	Reuters	Launch Date	Index Base Date	Index Base Level
Wahed Shariah Alternative Income Index	WHDINC	.WHDINC	July 31, 2025	April 20, 2012	1000

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11.	Index Governance

The Index is overseen by an Index Committee. The Index Committee will review and have final approval on any additional indices added to this family. The Committee will review this Index Methodology document at least once in each twelve- month period, make changes to this document as necessary and administer any consultations for any potential material methodology changes.

In the case of any scenario occurring which is not explicitly covered in this methodology, the Index Committee will use its discretion to determine the action to be taken. Any such determination will be announced to clients in advance.

A.	Recalculation

MerQube Inc makes every possible effort to reduce operational errors to calculate and maintain the Index with accuracy. However, errors may happen in which case MerQube Inc follows its MerQube Index Recalculation Policy.

MerQube utilizes a blockchain technology to maintain an audit trail of all its Index calculations. This includes any restated values. In the case of a restated value, MerQube will maintain a record of all the underlying data that was used for the original calculated value as well as the final, restated value. MerQube will also maintain a record of the error itself, the investigation that was performed and the final determination made by the Index Governance Committee. As part of its Record Retention Policy, MerQube will strive to maintain all such records in perpetuity, and in accordance with IOSCO Principles, will ensure that all such records shall be maintained for a minimum of five years.

B.	Announcement

Any Index recalculation will be announced to all clients of the Index via email as soon as possible. The announcement will include a description of the error, the recalculation treatment, and the effective date of any changes.

C.	Change in Methodology

MerQube Inc shall apply the methodology described above for the calculation of the Index. However, external circumstances, for example but not limited to supervisory, legal financial, tax reasons or the market environment require to change and adapt the Index Methodology. The Index Administrator may also make changes to the terms and conditions of the Index and the method applied to calculate the Index that it deems to be necessary and desirable to prevent obvious or demonstrable error or to remedy, correct or supplement incorrect terms and conditions. The Index Administrator is not obliged to provide information on any such modifications or changes. Despite the modifications and changes, the Index Administrator will take the appropriate steps to ensure a calculation method is applied that is consistent with the method described above.

D.	Index Termination

As per the MerQube Index Termination Policy, MerQube may decide to discontinue the calculation of the Index for several reasons, including but not limited to:

○	Lack of interest in the Index

○	Discontinuation of input data and no viable replacement data

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○	Release of a new index that the Index Committee determines to have the same objective and a better design to meet that objective than the current Index

○	Discontinuation of licensing rights

If the Index is terminated, MerQube will announce the termination of the Index at least one month in advance, where possible. For example, the exception to the one-month minimum announcement time would result from a required data input being discontinued with less than one month notice, resulting in no possibility of the Index being calculated in an ongoing manner from that point. MerQube will identify a potential replacement index for the discontinued Index if such appropriate replacement index exists.

All identified stakeholders of the Index will be notified directly by MerQube.

E.	Category of Benchmarks

[The [Index] is not a ‘regulated-data benchmark’, an ‘interest rate benchmark’ or ‘commodity benchmark’ as those terms are defined in the UK BMR. The [Index] is a non-significant benchmark as set out in Article 3.1(27) of the UK BMR.]

F.	Input Data

The Indices are calculated each day using the Official Closing Price of the respective Index Constituent. Where the Index Constituent is a security, the price will be sourced either directly from the respective exchange or external data vendors, who source these prices directly from the respective exchange. Where the Index Constituent is an index, the index level will be sourced either directly from the calculation agent of the respective Index Constituent, or from external data vendors who source these index levels directly from the respective calculation agents. Where the Index Constituent is an option, the mid price, settlement price, or other pricing metric as per index rules, published by OPRA (Options Price Reporting Authority) is used. Where the Index Constituent are FlexOptions the Option Valuation as per the Appendix is used.

G.	Discretion and Expert Judgement

While MerQube strives for transparency and a fully rules-based approach in implementing its various index methodologies, not all potential scenarios can be accounted for. In such cases, MerQube may apply discretion to a scenario not specifically addressed in the official methodology and procedures documentation. This may be done to avoid unnecessary turnover, to address a situation where replicability is problematic, or to manage other such special circumstances. In such instances, when utilizing discretion, MerQube will seek to achieve consistency in treating similar instances in a similar fashion, to ensure the decision is replicable, and to ensure that sufficient notice is given to clients and other stakeholders when possible.

MerQube will seek to achieve this consistency by assessing the rationale for applying discretion, the process where discretion is used, reviewing the approach taken in previous instances where discretion was applied, how and at what stage of the calculation process discretion is used. All instances where expert judgment or discretion is exercised will be reviewed by the Index Oversight Committee.

Expert Judgment refers to the exercise of discretion by an Administrator or Submitter with respect to the use of data in determining a index. In the context of the UK BMR, this concept specifically refers to the exercise of discretion by an administrator or a contributor with respect to the use of data in determining a index, including, but not limited to, extrapolating values from prior or related transactions, adjusting values for factors that might influence the quality of data such as market events or impairment of a buyer or seller’s credit quality, and weighting firm bids or offers greater than a particular concluded transaction.

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As all indices administered by MerQube measure the performance of traded securities with prices sourced directly or indirectly from regulated exchanges or from a similar body such as OPRA for options as described above, the need for the use of Expert Judgment is exceedingly rare.

If, during Benchmark day-to-day management practices, the need to apply Expert Judgement is identified, the identifier must document the reasons and submit a request for review, approval, or rejection to the index Committee. The Index Committee will then review the request, may require additional information, and will either approve or reject the request as necessary. All decisions would be documented in accordance with the Index Committee’s Terms of Reference.

In any case where Expert Judgement is approved, MerQube will alert any users of the affected indices and will retain internal records of the use of Expert Judgment and the rationale behind such use. In such cases Expert Judgement is made by the Index Committee with the guiding principle of adhering as closely to the stated goal of the Methodology as allowed by the situation. The Index Oversight Committee reviews, on at minimum an annual basis, any use of Expert Judgement by the Index Committee.

H.	Limitations to the Determination

Though the Indices are designed to be representative of the markets they measure or otherwise align with their stated objective, they may not be representative in every case or achieve their stated objective in all instances. They are designed and calculated strictly to follow the rules of the Methodology, and any Index Level or other output is limited in its usefulness by such design and calculation.

Markets can be volatile, including those commodity markets which the Indices intend to measure or upon which the Indices are dependent in order to achieve their stated objective. For example, illiquidity can have an impact on the quality or amount of data available to the Index Administrator for calculation and may cause the Indices to produce unpredictable or unanticipated results.

CIRCUMSTANCES IN WHICH BENCHMARK MEASUREMENT MAY BE UNRELIABLE

Given the objective and formulaic methodology of the Index Series, any limitations are most likely to arise due to external market factors.

Fluctuations in the level, price, rate or value of the constituents of a Benchmark may directly affect the overall performance of a Benchmark. Circumstances which may result in MerQube having insufficient input data to determine a benchmark could arise from an inadequate availability of market data, poor quality data or an insufficient number of eligible constituents available for inclusion in the benchmark. In the unlikely event that such periods of stress were prolonged, it is probable that the MerQube Index Committee would consider delaying, suspending, or discontinuing the Benchmark.

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12.	Supporting Documents

Additional information regarding policies around Index Governance and related topics can be found in the following documents on the MerQube website5:

○	MerQube Complaints Policy

○	MerQube Index Recalculation Policy

○	MerQube Index Termination Policy

○	MerQube Methodology Policies

○	Index Mathematics Document

○	Index Corporate Action Document

○	MerQube Options Corporate Action

13.	Contact Information

MerQube can be contacted at support@merqube.com

[5]	https://merqube.com/governance

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14.	Versioning

Version	Date	Author	Description of Changes	Reviewed by	Approved by
1.0	28th July, 2025	SA	First Release	AL	AL

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15.	Appendix: Option Valuation

Options are valued on each calculation day by first creating an implied volatility surface based on the current prices of the listed options of a given underlying asset. MerQube’s Implied Volatility Surface calculation methodology aims to provide an accurate representation of market implied volatility (IV) skews, allowing continuous results to be calculated for a theoretical option with any strike or maturity. Any custom option can then be valued by taking a localized interpolation or, in cases where the option strike isn’t within the standard range or strikes, an extrapolation. The details of the MerQube’s methodology for creating the implied volatility surface and computing the value of the custom option can be found in the Index Mathematics document on MerQube’s website.

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16.	DISCLAIMERS

Contents of these materials (“Content”) are proprietary to MerQube and/or its affiliates (“MerQube”), are provided for informational use only, and are subject to change. All other uses, including any modification, redistribution, reproduction, reverse-engineering, or storage in a database or retrieval system, are prohibited without MerQube’s prior written permission. Content must not be used for any unlawful or unauthorized purposes. Use of a MerQube index to create a financial product requires a license from MerQube, Inc.

The Content constitutes the provision of factual information, rather than financial product advice. None of the Content constitutes an offer to buy or sell, or a promotion or recommendation of, any security, product or trading strategy. Further, none of the Content constitutes investment advice or a recommendation to make or refrain from making any kind of investment decision. Inclusion of a security within an index is not a recommendation to buy, sell, or hold such security. Indexes cannot be invested in directly and the returns shown do not reflect the performance of an actual trading account. Returns prior to the launch date of an index are back-tested; i.e., applying the index methodology in hindsight. The back-test calculations are based on the same methodology that was in effect when the index(es) was officially launched, unless specified otherwise in the applicable index rulebook. Historical calculations may change based on revisions to the data used in the calculation of the index. Back-tested performance is not actual performance. There are frequently material differences between back-tested performance and actual results. Past performance – whether actual or back-tested – is no indication or guarantee of future performance.

Index returns do not reflect payment of any sales charges or fees an investor may pay to purchase the securities underlying the index(es) or investment funds that are intended to track the performance of the index(es). The imposition of those fees and charges would cause actual and back-tested performance of the securities/fund to be lower than the index performance shown.

MerQube and its third-party data providers and licensors (collectively “MerQube Parties”) do not guarantee the accuracy, completeness, timeliness or availability of the index information or any other Content. MerQube Parties are not responsible for any errors or omissions, regardless of the cause, for the results obtained from the use of the Content. INDEX INFORMATION AND ALL OTHER CONTENT IS PROVIDED ON AN “AS IS” BASIS. MERQUBE PARTIES DISCLAIM ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. To the maximum extent allowed by law, the MerQube Parties shall have no liability or responsibility to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs) in connection with any MerQube indices or any use of the Content even if advised of the possibility of such damages.

Content should not be considered as information sufficient upon which to base an investment decision. All information provided is impersonal and not tailored to the needs of any person, entity, or group of persons. MerQube receives compensation in connection with licensing its indices and providing custom calculation or other services. MerQube does not express an opinion on the future or expected value of any security or other interest and does not explicitly or implicitly recommend or suggest an investment strategy of any kind.

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MerQube does not sponsor, endorse, sell, promote, or manage any investment fund or other investment vehicle that seeks to provide an investment return based on the performance of any index. MerQube makes no assurance that investment products based on the index will accurately track index performance or provide positive investment returns. MerQube is not an investment advisor or fiduciary, and MerQube makes no representation regarding the advisability of investing in any such investment fund or other investment vehicle. A decision to invest in any such investment fund or other investment vehicle should not be made in reliance on any of the statements set forth in the Content. Prospective investors are advised to make an investment in any such fund or other vehicle only after carefully considering the risks associated with investing in such funds, as detailed in an offering memorandum or similar document that is prepared by or on behalf of the issuer of the investment fund or other investment product or vehicle.

Complete index methodology details are published at www.merqube.com. The “First Value Date” is the first day for which there is a calculated value (either live or backtested) for a given index. The “Index Base Date” is the day when the Index level is initialized to a defined value (i.e., the Index Base Value). Where the First Value Date and Index Base Date are the same, the index rules may refer to just the Index Base Date. The “Launch Date” is the date upon which the values of a given index are first considered live. MerQube defines the Launch Date as the date by which the values of an index are known to have been released to the public or other relevant party(ies). Index values provided for any date or time period prior to the index’s Launch Date are considered back-tested.

MERQUBE is a registered trademark of MerQube, Inc. Copyright © 2025 MerQube, Inc. All rights reserved.

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